Via Facsimile and U.S. Mail
Mail Stop 6010

June 19, 2006

William J. Gedwed
President and Chief Executive Officer
HealthMarkets, Inc.
9151 Grapevine Highway
North Richland Hills, Texas 76180

Re: **HealthMarkets, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 14, 2006
     File Number: 001-14953

Dear Mr. Gedwed:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 25

Critical Accounting Policies and Estimates, page 51

Claims Liabilities, page 51

1.   We believe your disclosure regarding claims liabilities could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand: (1) management's process for establishing the estimate, (2) the

reasons for changes in the historical estimate, (3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and (4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these objectives in mind in drafting your responses to the comments listed below. Please provide to us, in disclosure-type format, the following for each line of business:

a. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately for each line of business.

b. You disclose that, to the extent not already reflected in the actuarial analyses, you also consider qualitative factors that may affect the ultimate benefit levels to determine your best estimate of the claims liability. As such, please describe each of these factors and quantify the extent to which each factor contributed to the difference between the claims liability recognized and the single best estimate claim liability developed using actuarial principles and assumptions.

c. Please identify and describe those key assumptions that materially affect the estimate of your claims liabilities. In addition, please discuss the following:

   i. For each of your key assumptions, quantify and explain what caused them to change historically over the periods presented. In this regard, there appears to have been significant favorable development that has not been sufficiently discussed by your existing disclosures, despite comment two in our February 3, 2004 letter. For example, on page F-31, you disclose that there was favorable experience in 2005 for the SEA division, excluding the impact of what you describe as refinements, of $80.5 million but you appear to only attribute that favorable experience to actual claim payment experience being more favorable than originally estimated. In addition, it did not appear that you provided any reason for $43.9 million and $36.3 million of the favorable experience for the SEA division during 2004 and 2003, respectively. As you disclosed that these amounts represented 16.3%, 9.6% and 10.0%, respectively, of the total claim liabilities previously recognized and as they appear to have materially affected your results of operations, this disclosure appears warranted.

   ii. Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the claims liabilities given the historical changes, current trends observed and/or other factors explained in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

d. Rather than a discussion of hypothetical 1% differences in the loss ratio to show investors the potential variability in the most recent estimate of your claims liabilities, please quantify and present, preferably in a tabular format, the effect that reasonably likely changes in the key assumptions identified may have on results of operations, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

Note A – Significant Accounting Principles, page F-8

2.   While you disclose what revenues for universal-life type and annuity contracts consist of, please provide us, in disclosure-type format when and how you recognize these premiums as revenue.

Note F – Policy Liabilities, page F-25

Claims Liability Development Experience, page F-30

3.   Please tell us why it is appropriate to have an estimation practice that has an intent to establish liabilities that are more likely to be redundant than deficient. In so doing, please explain how that is consistent with basing the liabilities on the estimated ultimate cost of settling the claims, as required by paragraph 18 of SFAS 60. In light of this, it is unclear why there should not instead be a desire to establish liabilities with an equal likelihood of being redundant as being deficient.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant